Bullish

10A Building A, 60 Nexus Way, Camana Bay,
George Town, Grand Cayman, Cayman Islands, KY1-9005

August 11, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: David Gessert, J. Nolan McWilliams

Re: Bullish Registration Statement on Form F-1 File No. 333-288780

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bullish (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 (as amended, the “Registration Statement”) be accelerated so that the same will become effective at 4:00 PM ET on August 12, 2025, or as soon thereafter as is practicable. By separate letter, the underwriters for the offering to which the Registration Statement relates join in this request for acceleration.

The Registrant hereby authorizes Howard A. Kenny and Erin E. Martin, of Morgan, Lewis & Bockius LLP to orally modify or withdraw this request for acceleration.

Please contact Howard A. Kenny at +1.212.309.6843 or howard.kenny@morganlewis.com or Erin E. Martin at +1.202.739.5729 or erin.martin@morganlewis.com with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Very truly yours,
Bullish

By:	/s/ Thomas W. Farley
Name:	Thomas W. Farley
Title:	Chief Executive Officer